Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Energy Services Corp.:

We consent to the use of our reports dated February 16, 2018, with respect to the consolidated balance sheets of Pioneer Energy Services Corp. and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Antonio, Texas
May 22, 2018